FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 16, 2004

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated August 16, 2004

Buhrmann NV

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Telephone +31 (0)20 651 10 34 ewold.de.bruijne@buhrmann.com

Analysts / investors can contact: Buhrmann Investor Relations Carl Hoyer Telephone +31 (0)20 651 10 42 carl.hoyer@buhrmann.com

PRESS RELEASE

Date	16 August 2004
Number	015

BUHRMANN GRAPHIC SYSTEMS DIVISION ANNOUNCES EUROPEAN AGREEMENT WITH NEXPRESS SOLUTIONS, INC.

Buhrmann has reached agreement with NexPress Solutions Inc., a wholly owned subsidiary of the Eastman Kodak Company, regarding the sale of certain assets of the Buhrmann Graphic Systems’ digital sales and service organizations.

The sale of certain assets of the Buhrmann Graphic Systems’ digital print activities to NexPress Solutions Inc. comes as a logical step to Heidelberg’s strategic decision to divest its digital print operations and focus on its core business. Buhrmann’s Graphic Systems Division is a key business-partner to Heidelberger Druckmaschinen AG. The sale is not expected to have a material impact on full year 2004 sales for Buhrmann’s Graphic Systems Division. The closing of the transaction is expected to take place in the fourth quarter of this year.

Assets concerned

The assets under consideration relate to Buhrmann’s digital sales and service business for digital production colour presses (Kodak NexPress 2100) and digital production systems (Kodak Digimaster) in Belgium, the Netherlands, Spain, and in major Italian cities. To ensure continuity of service, Buhrmann will carry on selling and servicing the Digimaster systems in those countries and locations where Kodak does not have its own sales and service organisation (e.g. Greece).

Approximately 30 employees, highly specialized technical and sales and service personnel connected to the digital printing activities, are expected to join NexPress. These sales and service personnel will join the more than 300 sales and service personnel that were hired after Kodak acquired NexPress in April 2004. Through this concentration of expertise, NexPress will be better positioned to meet the particular requirements of customers within digital print production.

Customers will benefit

Venkat Purushotham, president and CEO, NexPress Solutions, Inc. said: “This agreement with Buhrmann expands NexPress’direct coverage in major European markets. It enhances our market position in Europe and demonstrates NexPress’ commitment to better service our customers directly and grow the digital printing business.”

Carl Thomas, President and CEO of Buhrmann’s Graphic Systems Division commented: “This agreement allows us to focus on our core competency of offering a comprehensive array of solutions to the graphic arts production industry. We will work closely with NexPress to ensure a smooth transition and to help our customers to also find value in acquiring digital solutions.”

About NexPress Solutions, Inc.

NexPress Solutions, Inc. (www.nexpress.com) is part of Eastman Kodak Company’s Graphic Communications Group. Headquartered in Rochester, N.Y., USA, NexPress designs, develops and markets advanced solutions and consumables for digital colour and black-and-white print production. Its award-winning portfolio includes the Kodak NexPress 2100 digital production colour press and the family of Kodak Digimaster digital production systems for high-volume monochrome printing.

About Buhrmann Graphic Systems

Buhrmann’s Graphic Systems Division is a leading supplier of printing equipment and related supplies and services to commercial printers in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. In these countries Buhrmann is the authorised distributor for Heidelberger Druckmaschinen AG, the world’s largest manufacturer of printing equipment. The Graphic Systems Division employs approximately 1,100 staff including highly trained sales and technical personnel and accounts for about 6% of Group sales.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: corpcomm@buhrmann.com	Analysts/Investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is one of the world’s major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: August 16, 2004